                                              Filing by Templeton
                                              Developing Markets Trust
                                              Pursuant to Rule 425 under
                                              the Securities Act of 1933 and deemed
                                              filed pursuant to Rule 14a-12
                                              under the Securities Exchange Act
                                              of 1934

                                              Subject Company: Templeton Vietnam
                                              and Southeast Asia Fund, Inc.
                                              Commission File No. 811-08632

                                 TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC.

                                 TEMPLETON DEVELOPING MARKETS TRUST

                                 TEMPLETON DRAGON FUND, INC.

                                 Broward Financial Centre
                                 500 E. Broward Blvd.
                                 Suite 2100
FRANKLIN(R)TEMPLETON(R)          Ft. Lauderdale, FL 33394-3091
 INVESTMENTS                     Tel  954-527-7500
---------------------------------------------------------------------- ---------

FOR IMMEDIATE RELEASE:

For  more  information,   please  contact  Franklin  Templeton   Investments  at
1-800-342-5236. Members of the media should contact Franklin Templeton Corporate
Communications at 650-312-3395.

    TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND TEMPLETON DEVELOPING
                 MARKETS TRUST ANNOUNCE PROPOSED REORGANIZATION

               TEMPLETON VIETNAM AND SOUTHEAST ASIA FUND, INC. AND
                           TEMPLETON DRAGON FUND, INC.
                   ANNOUNCE THAT THEIR PROPOSED REORGANIZATION
                                WILL NOT PROCEED

Ft.  Lauderdale,  Florida,  March 19, 2002.  The Board of Directors of Templeton
Vietnam  and  Southeast  Asia  Fund,  Inc.  ("Vietnam  Fund")  (NYSE:TVF)  today announced  that it  approved  a proposal  providing  for the  reorganization  of
Vietnam  Fund into  Templeton  Developing  Markets  Trust  ("Developing  Markets
Trust"),  a registered  open-end  management  investment  company.  The proposed reorganization  involves Developing Markets Trust's acquisition of substantially all of the  assets of Vietnam  Fund in  exchange  for  Advisor  Class  shares of
Developing  Markets  Trust,  and the  distribution  of Advisor  Class  shares of
Developing  Markets  Trust  to  shareholders  of  Vietnam  Fund as a part of the liquidation and dissolution of Vietnam Fund. This transaction, which is expected to be tax-free,  is subject to the approval of the shareholders of Vietnam Fund.
If approved,  shares will be exchanged  based on the respective net asset values of Vietnam Fund and Advisor Class shares of Developing Markets Trust.

It  is   currently   anticipated   that,   during  the  six  months   after  the
reorganization, former Vietnam Fund shareholders who redeem Advisor Class shares of  Developing  Markets  Trust  received  in  the  reorganization,  will  pay  a redemption  fee of up to 2%.  This  redemption  fee  will be paid to  Developing
Markets  Trust to help  defray  the  transaction  costs  associated  with such a redemption.  To help preserve the tax-free status of the proposed reorganization with  Developing  Markets Trust,  the previously  announced  discontinuation  of
Vietnam Fund's open-market share repurchase program remains in effect.

The Boards of Directors of Vietnam Fund and Templeton Dragon Fund, Inc. ("Dragon
Fund")  (NYSE:   TDF)  also  today  announced  that  the  previously   announced
reorganization  of Vietnam Fund into Dragon Fund,  also a closed-end  fund, will not proceed.  Dragon Fund's Board of Directors  also  announced  that the tender offers that it  previously  approved  will  proceed,  but that it will  consider whether to make any  modifications to the terms and timing of the tender offers, including increasing the amount of the first tender offer or combining the first and second tender offers.  Dragon Fund's Board of Directors previously announced the approval of a tender offer for up to 10% of Dragon Fund's outstanding shares to be made at not less than 90% of net asset  value  during an initial  12-month period, to be followed by one or more subsequent tender offers aggregating up to
10% of  outstanding  Dragon Fund shares  during the following  12-month  period.
Dragon  Fund's Board of  Directors  also may  consider  recommending  additional tender offers in subsequent time periods,  depending upon market  conditions and regulatory and tax considerations. The commencement of the first tender offer is no longer  dependent upon the shareholder  vote of Dragon Fund  shareholders and
Vietnam Fund  shareholders  because the previously  announced  reorganization of
Vietnam Fund into Dragon Fund will not proceed.  In any event,  the first tender offer for Dragon Fund shares will commence no later than 90 days following April
30, 2002.  The  previously  announced  discontinuation  of Dragon Fund's managed distribution policy remains in effect.

Vietnam Fund's Board of Directors plans to submit the proposed reorganization of
Vietnam Fund into Developing  Markets Trust to Vietnam Fund's  shareholders at a special  meeting,  currently  expected  to take place by late Summer  2002.  Any solicitation  of proxies  by Vietnam  Fund in  connection  with its  shareholder meeting  will be made only  pursuant to  separate  proxy  materials  filed under federal  securities  laws.  It is  anticipated  that  these  materials  will  be available in Summer 2002.  There can be no assurances  that the  shareholders of
Vietnam Fund will vote in favor of the proposed reorganization.

Vietnam Fund is designed for investors seeking  long-term capital  appreciation.
Under normal market conditions, Vietnam Fund invests primarily in the equity and debt securities of "Region Country" issuers.  Region Countries currently include
Vietnam, China, Hong Kong, India, Indonesia, Malaysia, Myanmar, the Philippines,
Singapore,  South Korea,  Taiwan and Thailand.  Vietnam Fund currently has total assets of approximately  $41 million.  Developing  Markets Trust is designed for
investors   seeking  long-term   capital   appreciation.   Under  normal  market
conditions, Developing Markets Trust invests its assets mainly in a portfolio of equity  securities  of developing  market  companies.  Developing  Markets Trust currently  has total  assets  of  approximately  $1.5  billion.  Dragon  Fund is designed for investors seeking long-term capital  appreciation and, under normal market  conditions,  invests  at least  45% of its total  assets  in the  equity securities of "China companies." In addition,  under normal  conditions,  Dragon
Fund will invest at least 65% of its total assets in "China  companies,"  "Japan companies"  and  "Asia-Pacific  companies"  combined.  Dragon Fund currently has total assets of approximately $439 million.

Templeton  Asset  Management  Ltd.,  the  investment  adviser for Vietnam  Fund,
Developing Markets Trust and Dragon Fund, is an indirect wholly owned subsidiary of Franklin  Resources,  Inc.  (NYSE:  BEN),  a global  investment  organization operating as Franklin(R)Templeton(R)Investments. Franklin(R)Templeton(R)
Investments   provides  global  and  domestic  investment management services through its Franklin, Templeton, Mutual Series and Fiduciary Trust  subsidiaries.
The San  Mateo,  CA-based  company  has  over 50  years of investment  experience and over $266 billion in assets under  management  as of February 28, 2002. For more information, please call 1-800-DIAL BEN(R).

In connection  with the proposed  reorganization  transaction,  Vietnam Fund and
Developing  Markets  Trust  intend  to file  relevant  materials  with  the U.S.
Securities and Exchange Commission ("SEC"), including a Form N-14 combined proxy statement for Vietnam Fund and  registration  statement for  Developing  Markets
Trust that contains a  prospectus.  Because those  documents  contain  important information,  Vietnam Fund shareholders are urged to read them, if and when they become  available.  When filed with the SEC,  they will be available for free at the SEC's website, www.sec.gov. Vietnam Fund shareholders can also obtain copies of these documents and other transaction-related  documents, when available, for free by calling Vietnam Fund at 1-800-342-5236.

Vietnam Fund,  its directors and executive  officers and certain other  persons, may be deemed to be participants in Vietnam Fund's  solicitation of proxies from its shareholders in connection with the proposed transaction.  Information about the directors is set forth in the proxy statement for Vietnam Fund's 2001 Annual
Meeting of Shareholders. Participants in Vietnam Fund's solicitation may also be deemed to include  the  following  executive  officers  or other  persons  whose interests  in  Vietnam  Fund may not be  described  in the proxy  statement  for
Vietnam Fund's 2001 annual meeting: Mark Mobius (President);  Charles B. Johnson
(Vice President); Rupert H. Johnson, Jr. (Vice President); Harmon E. Burns (Vice
President);  Charles E.  Johnson  (Vice  President);  Martin L.  Flanagan  (Vice
President);  Jeffrey A. Everett (Vice President);  John R. Kay (Vice President);
Murray L. Simpson (Vice President and Asst.  Secretary);  Barbara J. Green (Vice
President and Secretary);  David P. Goss (Vice  President and Asst.  Secretary);
Bruce S. Rosenberg  (Treasurer);  and Holly Gibson Brady  (Director of Corporate
Communications - Franklin Resources, Inc.).

Developing  Markets Trust, its trustees and executive officers and certain other persons,  may  be  deemed  to be  participants  in  Developing  Markets  Trust's solicitation  of proxies,  if any, from its  shareholders in connection with the proposed  transaction.  Information  about  the  trustees  is set  forth  in the statement of additional  information  for Developing  Markets Trust dated May 1,
2001,  as  supplemented  January 1, 2002.  Participants  in  Developing  Markets
Trust's  solicitation  may also be deemed to  include  the  following  executive officers or other persons whose interests in Developing Markets Trust may not be described in the  statement of additional  information  for  Developing  Markets
Trust,  dated  May 1,  2001,  as  supplemented  January  1,  2002:  Mark  Mobius
(President);  Charles B. Johnson (Vice President);  Rupert H. Johnson, Jr. (Vice
President);  Harmon  E.  Burns  (Vice  President);   Charles  E.  Johnson  (Vice
President);  Martin L.  Flanagan  (Vice  President);  Jeffrey A.  Everett  (Vice
President); John R. Kay (Vice President);  Murray L. Simpson (Vice President and
Asst. Secretary); Barbara J. Green (Vice President and Secretary); David P. Goss
(Vice President and Asst. Secretary);  Bruce S. Rosenberg (Treasurer); and Holly
Gibson Brady (Director of Corporate Communications - Franklin Resources, Inc.).

As of the  date  of  this  communication,  none  of the  foregoing  participants individually beneficially owns in excess of 1% of Vietnam Fund's common stock or
1% of  the  total  number  of  outstanding  shares  of  beneficial  interest  of
Developing  Markets Trust.  As of December 3, 2001, the officers and trustees of
Developing Markets Trust, as a group, owned of record and beneficially less than
14.40% of the  outstanding  Advisor  Class  shares and less than 1% of the other classes of  Developing  Markets  Trust.  To the  knowledge  of Vietnam  Fund and
Developing  Markets Trust,  respectively,  none of their  respective  directors, trustees,  or  executive  officers  has any  interest,  direct or  indirect,  by security  holdings or  otherwise in Vietnam Fund or  Developing  Markets  Trust, respectively, except as set forth in the proxy statement relating to the Vietnam
Fund's  2001  Annual  Meeting  of  Shareholders,  the  statement  of  additional information  for Developing  Markets Trust,  dated May 1, 2001, as  supplemented
January 1, 2002, or as otherwise disclosed above.

Shareholders may obtain  additional  information  regarding the interests of the participants  by  reading  the proxy  statement  of  Vietnam  Fund and the proxy statement and  prospectus  of  Developing  Markets Trust if and when they become available.

This communication  shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities  in any  jurisdiction
in  which  such  offer,   solicitation  or  sale  would  be  unlawful  prior  to
registration   or   qualification   under  the  securities   laws  of  any  such
jurisdiction.  No  offering  of  securities  shall be made  except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Dragon Fund  shareholders are advised to read the tender offer statement when it is  available  as it  will  contain  important  information.  The  tender  offer statement,  when it is available,  and other documents filed by Dragon Fund with the SEC,  including  Dragon Fund's most recent annual report,  will be available for free at the  SEC's  web site  (www.sec.gov)  or by  calling  Dragon  Fund at
1-800-342-5236.

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